COMMUNIQUE DE PRESSE

Dépôt du Document de Référence 2016, contenant le Rapport Financier Annuel, et du « Form 20-F » américain

Paris, France - Le 3 mars 2017 - Sanofi annonce avoir déposé son Document de Référence 2016 contenant le Rapport Financier Annuel auprès de l’Autorité des marchés financiers (AMF) en France et son « Form 20-F » auprès de la « Securities and Exchange Commission » (SEC) aux Etats-Unis.

Les documents peuvent être consultés sur le site internet de la société (www.sanofi.com), sur l’espace Investisseurs, rubrique Information réglementée. Le Document de Référence est également disponible sur le site internet de l’AMF (www.amf-france.org) et le « Form 20-F » sur le site internet de la SEC (www.sec.gov). Une version imprimée de ces documents contenant les états financiers audités peut être obtenue sur simple demande et sans frais.

Le rapport du Président du conseil d’administration sur la composition du conseil, les conditions de préparation et d’organisation des travaux du conseil d’administration et les procédures de contrôle interne mises en place par la société ainsi que le rapport des commissaires aux comptes y afférant ; les informations relatives aux honoraires versés aux contrôleurs légaux des comptes ; les informations requises au titre du descriptif du programme de rachat d’actions ; et les informations relatives à la responsabilité sociale, environnementale et sociétale figurent également dans le Document de Référence.

A propos de Sanofi

Sanofi, l’un des leaders mondiaux de la santé, s’engage dans la recherche, le développement et la commercialisation de solutions thérapeutiques centrées sur les besoins des patients. Sanofi est organisé en cinq entités globales : Diabète et Cardiovasculaire, Médecine générale et Marchés émergents, Sanofi Genzyme, Sanofi Pasteur et Santé Grand Public. Sanofi est coté à Paris (EURONEXT: SAN) et à New York (NYSE: SNY).

Contacts:

Relations Presse	Relations Investisseurs
Laurence Bollack	George Grofik
Tél : + (33) 1 53 77 46 46	Tél.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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